VIA EDGAR

September 25, 2009

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission100 F Street NE

Washington, D.C. 20549

Re:	Correspondence from you dated September 15, 2009 concerning The Cheesecake Factory Incorporated
Form 10-K for the Fiscal Year Ended December 30, 2008
Filed February 27, 2009
File No. 000-20574

Ladies and Gentlemen:

On behalf of The Cheesecake Factory Incorporated (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) by letter dated September 15, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2008, filed on February 27, 2009.  The numbering of the paragraphs below corresponds to the numbering of the comments which, for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the year ended December 30, 2008

Statement of Operations, page 55

1.              We note from the statement of operations that you recorded a $2,952 impairment of assets during 2008.  Please provide us with, and disclose in future filings, a description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment, as required by paragraph 26 of SFAS No. 144.

Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”), states that “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable”.  We determined that due to the decline in economic conditions, coupled with decreasing same store sales versus the comparable prior year period (“comparable sales”), that a triggering event for testing impairment of long-lived assets occurred in the fourth quarter of fiscal 2008.  In the fourth quarter of 2008, comparable sales declined 7.1% due primarily to the macro economic downturn.

For purposes of recognition and measurement of an impairment loss, long-lived assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  Based on this criterion, we grouped our assets for impairment testing by individual restaurant.

Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall be made for the remaining useful life of the asset (asset group).  The remaining useful life of an asset group shall be based on the remaining useful life of the primary asset of the group.  We identified leasehold improvements as the primary asset as they are the most significant component of our restaurant assets and the principal asset from which our restaurants derive their cash flow generating capacity.   Additionally, leasehold improvements have the longest remaining useful life and require the greatest level of investment to replace.

In performing the FAS 144 step 1 assessment, we compared the carrying value of each restaurant’s assets to undiscounted estimated future cash flows over the remaining useful life of our leasehold improvements (which typically matches the lease term for that restaurant).  The cash flows exclude future capital improvements and other expenditures that would increase the service potential of the long-lived asset, but include future expenditures to maintain the long-lived assets, such as normal repairs and maintenance.  Based on this analysis, three Cheesecake Factory restaurants had estimated future cash flows that were less than the carrying value of their assets.  Two of these restaurants have remaining lease terms of less than four years, which is insufficient time to recover the carrying value of the assets at these locations.

In performing step 2 of the FAS 144 assessment, we calculated the amount of the impairment loss for each of these restaurants by measuring the excess of the carrying amount of the long-lived asset (asset group) over its fair value.  To estimate fair value, we performed a discounted cash flow analysis, which according to FAS 144, paragraph 23 is often the appropriate technique with which to estimate fair value for long-lived assets that have uncertainties both in timing and amount.  The excess of the carrying value of the asset group over the estimated fair value was recorded as an impairment charge against leasehold improvements.

In future filings, we will expand our impairment of long-lived assets disclosure in both the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the Summary of Significant Accounting Policies footnote in our Notes to Consolidated Financial Statements to include the required disclosures outlined in paragraph 26 of FAS 144.

Notes to the Financial Statements

Note 7, Long Term Debt, page 65

2.              We note your disclosure that you modified the revolving credit facility on March 5, 2008 and January 5, 2009.  Please tell us how you accounted for these modifications in accordance with EITF 98-14.  As part of your response, please tell us the amount of any fees or third party costs that were paid as part of the modification and explain to us how you accounted for these costs.

We considered Emerging Issues Task Force 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements” (“EITF 98-14”), in accounting for the March 5, 2008 and January 5, 2008 modifications of our revolving credit facility (“Facility”).  Per EITF 98-14, paragraph 4a, if the borrowing capacity (i.e. remaining term and the maximum available credit) of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the creditors, and any third-party costs incurred should be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement).

The March 5, 2008 amendment increased the maximum available borrowing commitment from $200 million to $300 million and did not extend the remaining term of the Facility (still matures on April 2, 2012).  Therefore, the borrowing capacity of the new arrangement is greater than the old arrangement.

Our Facility involves multiple lenders who are members of a syndicate, each holding a specified level of debt.  Accordingly, we allocated the debt issuance costs amongst all the creditors in the original line-of-credit syndicate.  Any new costs paid to creditors and third parties for the modified facility were also allocated to each creditor, provided they met the criterion to be capitalized.  We believe that the application of EITF 98-14 should be performed on a creditor by creditor basis.   In making this determination we have analogized to Exhibit A of EITF 96-19 which notes that separate debt instruments exist between the debtor and the individual creditors participating in the syndication.  As such, the application of EITF 96-19 must be performed on a creditor by creditor basis. As a result, the conclusions reached under EITF 96-19 for each creditor in the term loan syndicate can be different (i.e., one creditor loan may be considered to be modified, while another may be considered extinguished).  Similarly, under EITF 98-14, issue costs may require write-off for one member of the line-of-credit but not another.  The original borrowing capacity was either unchanged or increased for each member of the syndicate, thus no creditors were extinguished as a result of the amendment.

Based on the above information, we retained the unamortized portion of the previously capitalized cost ($353,000 at March 5, 2008) and capitalized the new costs associated with the modification ($200,000).  We are amortizing these capitalized costs over the term of the new arrangement, which was unchanged.

The January 5, 2009 amendment reset our minimum financial covenants and pricing and also limits cash distributions with respect to our equity interests based on a liquidity threshold.   In addition, the amended Facility restricts unsecured borrowings and includes a pledge of outstanding equity interests in two of our subsidiaries.  The amendment did not change the remaining term or impact our borrowing capacity.

Based on the above information, we performed our EITF 98-14 analysis on a creditor by creditor basis and retained the unamortized portion of the previously capitalized cost ($440,000 at January 5, 2009) and capitalized the new costs associated with the modification ($1,350,000).  We are amortizing these capitalized costs over the term of the new arrangement, which was unchanged.

Note 10, Commitments and Contingencies, page 67

3.              We note your disclosure that implementation of the terms of the settlement of the “Option Derivative Actions” is ongoing.  Please tell us if the terms of the settlement include any payments to be made by the Company, and if that amount is material, please disclose the amount and any related accruals in future filings.

As previously disclosed by us in our Quarterly Report on Form 10-Q for the quarter ended April 1, 2008 as filed with the SEC on April 24, 2008 (the “Q108 10-Q”), a Stipulated Settlement of the Option Derivative Actions was approved by the federal court on April 14, 2008, and “[i]n consideration for the full settlement and release of all released claims (as defined in the stipulation), the stipulation provides for certain corporate governance reforms, consisting principally of the following: (i) additional processes for the approval of stock option grants; (ii) adoption of additional standards for director independence; (iii) the addition of one new independent director; (iv) additional insider trading controls; (v) provisions for recovery of performance-based cash bonus payments made to executive officers that were predicated on later-restated financial statements; and (vi) provisions for director education.  The stipulation also includes the agreement of each of David Overton, our Chief Executive Officer, Gerald Deitchle, a former Chief Financial Officer, Thomas Gregory, a director, Wayne White, a director, and Jerome Kransdorf, a director, that an aggregate of $940,000 in cash or stock options with equivalent value will be repaid to the Company by them, contingent upon the occurrence of the effective date of the stipulation.  In addition, the stipulation requires that the Company shall have an internal auditor to provide continuous auditing and oversight functions.”  We further disclosed that we had $2.1 million accrued at April 1, 2008 for settlement of this matter.  (See Note 10 (Commitments and Contingencies) on page 10 and Legal Proceedings on page 21 of the Q108 10-Q.)

In addition, we disclosed in our Quarterly Report on Form 10-Q for the quarter ended July 1, 2008 as filed with the SEC on July 24, 2008  (the “Q208 10-Q”) that, “[i]n June, 2008, we were repaid an aggregate of $940,000 in cash or stock options with equivalent value by certain current and former directors and officers.  There are no future payments required by us.”  (See Note 11 (Commitments and Contingencies) on page 10 and Legal Proceedings on page 24 of the Q208 10-Q.)  Following settlement, we paid $2.1 million in plaintiffs’ attorneys’ fees and expenses, all of which had been accrued at April 1, 2008, as disclosed in our Q108 10-Q (see above).

Our statement in Note 10 (Commitments and Contingencies) of our Annual Report on Form 10-K for the year ended December 30, 2008 as filed with the SEC on February 27, 2009 (“2008 10-K”) that implementation of the terms of the settlement “is ongoing” refers to the corporate governance reforms described above as disclosed in the Q108 10-Q which, in accordance with the terms of the Stipulated Settlement, were to be implemented within twelve (12) months of June 4, 2008 and which, at the time of filing of the 2008 10-K, were in process.  As disclosed in our Q208 10Q, no future payments are required by us in connection with this matter.

Note 12, Stock-Based Compensation, page 70

4.              We note your disclosure that capitalized stock-based compensation for fiscal years 2008, 2007, and 2006 was $1.3 million, $1.7 million and $1.3 million, respectively and was included in property and equipment, net and other assets on the balance sheet.  Please tell us, and disclose in future filings, the nature of these costs and your accounting policy for capitalizing stock compensation costs.

It is our policy to capitalize certain qualifying costs related to the acquisition and development of our restaurant properties.  We believe that qualifying costs relate to pre-acquisition costs (as defined by Statement of Financial Accounting Standard No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”), which are directly identifiable to a specific non-operating (at the date of acquisition) property and are incurred subsequent to the time that the acquisition of that specific property was considered probable.  We further analogize to Emerging Issues Task Force 97-11, “Accounting for Internal Costs Relating to Real Estate Property Acquisitions”, which allows internal costs to be capitalized as part of the acquisition cost provided that the above criterion is met.  In accordance with this policy, we capitalize direct internal acquisition costs which include the applicable portion of payroll, benefits and stock-based compensation cost for employees within the development and construction, legal, and facilities functions.

We believe that capitalizing qualifying costs from these departments is appropriate considering the nature and type of work performed.  Our development and construction department works on the design and construction of new restaurants and the remodeling of existing restaurants.  Our legal department engages in lease, intellectual property, including trademarks, and liquor license acquisition activities, while our facilities department is responsible for equipment installation at our restaurants.

The total amount of capitalized stock-based compensation cost was $1.3 million, $1.7 million and $1.3 million, representing 9%, 8% and 7% of total stock-based compensation cost in fiscal 2008, 2007 and 2006, respectively, and 2% of general and administrative expenses in all three fiscal years presented.

In future filings, we will expand our stock-based compensation disclosure within the Summary of Significant Accounting Policies footnote in our Notes to Consolidated Financial Statements to include the following language:

It is our policy to capitalize the portion of stock-based compensation costs for our internal development and construction, legal, and facilities departments that relates to capitalizable activities, such as the design and construction of new restaurants and remodeling existing locations, lease, intellectual property and liquor license acquisition activities and equipment installation.

Form 10-Q for the quarter ended June 30, 2009

Note 1.  Basis of Presentation and Significant Accounting Policies — Impairment of Long-Lived Assets

5.              We note your disclosure that you are currently monitoring three Grand Lux Cafe locations which have a combined carrying value of $29.1 million and that until you know the full extent of the impact from the sales and cost initiatives recently implemented throughout the Grand Lux Cafe concept, as well as further actions taken at these specific locations, it is premature to determine that an impairment charge is warranted.  Please tell us if there have been any changes in events or circumstances, such as those set forth in paragraph 8 of SFAS 144, that indicate the carrying amount of these locations may not be recoverable.  If any such events or circumstances have occurred, please tell us if you performed an impairment analysis on these three restaurants.  If you have not performed an impairment analysis on these locations subsequent to December 30, 2008, please explain to us why you do not believe one is required.  See paragraphs 7-9 of SFAS No. 144 for guidance.

We determined that due to the continued recession coupled with a persistent, although slowing, decline in comparable sales of -3.4% and -3.2% in the first and second quarters of fiscal 2009, respectively, that a FAS 144 triggering event occurred in the second quarter of fiscal 2009.

In performing the FAS 144 step 1 assessment, we compared the carrying value of each restaurant’s assets to undiscounted estimated future cash flows over the remaining useful life of our leasehold improvements (which typically matches the lease term for that restaurant).  Based on this analysis, no restaurants had estimated future cash flows that were less than the carrying value of their respective asset groups.  Therefore, we did not proceed to step 2 of the FAS 144 assessment.

Although no restaurants failed the step 1 assessment, three Grand Lux Cafe (“GLC”) locations experienced cash flow losses for the first half of fiscal 2009.  We are monitoring these locations on a quarterly basis to determine the continued validity of the forecasted future cash flows used in the step 1 assessment.  Because GLC is still an emerging restaurant concept, it is more difficult to predict the future cash flows than for the more developed The Cheesecake Factory brand, especially in this uncertain economic environment.

These three particular GLC locations have only been operating for one to two years and therefore have sizable remaining lease terms (18 to 19 years) over which to forecast future cash flows for impairment assessment.  Although we have recently implemented a number of sales and operating initiatives at these GLC locations, there can be no assurance that these changes will generate the level of future cash flows necessary to recover the carrying value of the respective asset groups.

To test the reasonableness of the forecasted cash flows, we compared the actual results for the first half of fiscal 2009 to the forecasted cash flows included in the year-end 2008 impairment test for these three GLC locations.  Although actual sales volumes were lower than forecast, the margin initiatives compensated for this revenue shortfall, resulting in cash flow at or near the forecasted levels.  We anticipate future sales growth as the economy improves, the GLC brand matures, anchor tenants in two of the locations open, increasing potential guest traffic, and through proactive initiatives such as special menus and pricing, as well as with targeted advertising and promotional campaigns.  However, unless there is a significant upturn in the current retail economic environment and given the magnitude of the carrying values (a combined $29.1 million at June 30, 2009), we feel it is necessary to monitor achievement against forecasted future cash flows for these three restaurants on a quarterly basis.  Significant variances to forecast would indicate a triggering event for FAS 144 assessment has occurred.

Based on the above, we believe it is appropriate to disclose the heightened risk of impairment of these specific restaurants in the near term, and we will continue to make similar disclosures as warranted.

Management’s Discussion and Analysis

Results of Operations; Thirteen Weeks Ended June 30, 2009 Compared to Thirteen Weeks Ended July 1, 2008

6.              We note your disclosure that the majority of the increase in general and administrative expenses is due to a $2.6 million expense resulting from a change in the amount and structure of the founder’s retirement benefit contained in the employment agreement with your CEO.  Please explain to us the nature of the $2.6 million expense and explain to us how you determined or calculated the amount.

We considered APB 12, Omnibus Opinion - 1967, “Classification and Disclosure of Allowances, Disclosure of Depreciable Assets and Depreciation, Deferred Compensation Contracts, Capital Changes, Convertible Debt and Debt Issued with Stock Warrants, Amortization of Debt Discount and Expense or Premium” in accounting for the retirement benefit for our Chief Executive Officer, David Overton.

APB 12, paragraph 6A states:

To the extent the terms of the contract attribute all or a portion of the expected future benefits to an individual year of the employee’s service, the cost of those benefits shall be recognized in that year. To the extent the terms of the contract attribute all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits shall be accrued over that period of the employee’s service in a systematic and rational manner. At the end of that period the aggregate amount accrued shall equal the then present value of the benefits expected to be provided to the employee, any beneficiaries, and covered dependents in exchange for the employee’s service to that date. If elements of both current and future services are present, only the portion applicable to the current services should be accrued.

APB 12 requires the accrual of an employer’s obligation under an individual deferred compensation contract in accordance with the terms of the agreement, such that the present value of the obligation is accrued at the date the employee attains full eligibility for the benefits.  The full eligibility date is the date at which an employee has rendered all of the services necessary to have earned the right to receive all of the benefits expected to be received by the employee, even if the full eligibility date precedes the expected retirement date.

The Compensation Committee of our Board of Directors approved a new employment agreement with Mr. Overton effective June 30, 2009.  The agreement obligates us to pay Mr. Overton a fixed annual amount for a period of ten years, payable in equal monthly installments beginning upon his retirement.  Mr. Overton had fully attained eligibility for the benefits as of the effective date of the agreement; if he were to cease his employment any time on or after June 30, 2009, he would be entitled to receive these benefits.  As such, we determined the retirement benefit obligation by calculating the present value of the required payments as of June 30, 2009 and recorded $2.6 million to meet the required accrual.

We also note that while these payments represent a retirement benefit to Mr. Overton, the accounting guidance and literature on employers’ accounting for pensions does not apply.  This is because the scope of Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions”, only applies to deferred compensation contracts with individual employees if those contracts, taken together, are equivalent to a plan that provides pension benefits.  In this case, only Mr. Overton is entitled to this benefit, thus we have concluded that the appropriate literature is APB 12.

* * *

The Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to this filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (818) 871-3220 with any questions regarding the above.

Sincerely,

/s/ W. Douglas Benn
W. Douglas Benn
Executive Vice President and Chief Financial Officer